
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2021

Michael Rolnick
Chief Executive Officer
Chain Bridge I
100 El Camino Real, Ground Suite
Burlingame, California 94010

> **Re: Chain Bridge I**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 1, 2021**
> **File No. 333-254502**

Dear Mr. Rolnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed October 1, 2021

Exhibits

1. With respect to Exhibit 5.2, please delete as inappropriate the assumptions contained in Section 12 of Schedule 2, or tell us why you believe it complies with Section II.B.3.a. of Staff Legal Bulletin 19 (2011).

General

2. We note that you have revised your disclosure to remove the redemption limitation from your organizational documents and related disclosure in the prospectus. Please tell us why you believe you do not need to retain this redemption limitation in order to, at a minimum, maintain your exemption from compliance with Rule 419. In this regard, you disclose that investors in this offering will not be entitled to the protections normally

afforded to investors in Rule 419 blank check offerings. However, removal of this redemption limitation seems to heighten the risk that your offering must comply with Rule 419, particularly considering you state that your securities may not be or may not continue to be listed on Nasdaq, which might cause your securities to be "penny stock," pursuant to Exchange Act Rule 3a51-1. Please advise.

Please contact Nicholas Lamparski at 202-551-4695 or Mara L. Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jocelyn Arel